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[redacted]

08031712

SECURITIES / W

ANNUAL AUDITED REPORT

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FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 28 2008

Washington, DC
110

SEC FILE NUMBER
8-51939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Block Alert LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

4/1

AFFIRMATION

We, Steven Sorice and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Block Alert LLC for the year ended December 31, 2007 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Signature

Controller
Title

Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2009

3/27/08

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Block Alert LLC:

We have audited the accompanying statement of financial condition of Block Alert LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Block Alert LLC at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

March 27, 2008

BLOCK ALERT LLC

Statement of Financial Condition

As of December 31, 2007

Assets

Cash and cash equivalents	$	4,219,184
Due from affiliates		1,133,797
Fixed assets (net of depreciation of $25,540)		49,203
Other intangibles (net of amortization of $4,583,333)		5,416,667
Other assets		66,798
Total assets	$	10,885,649

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	147,149
Due to affiliates		275,617
Total liabilities		422,766
Members' equity		10,462,883
Total liabilities and members' equity	$	10,885,649

See accompany notes to Statement of Financial Condition.

BLOCK ALERT LLC

Notes to Statement Financial Condition

December 31, 2007

(1) Organization and Basis of Presentation

Block Alert LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Company that is a joint venture between ITG Inc. ("ITG") and Merrill Lynch, Pierce, Fenner & Smith Incorporated and affiliates ("MERRILL"). The Statement of Financial Conditions and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is engaged in a single line of business as a securities broker providing customers of ITG and MERRILL an alerting service which uncovers crossing opportunities for participating clients called BLOCKalert^{SM} ("BLOCKalert"). BLOCKalert leverages uncommitted crossing opportunities in the order management systems ("OMS") of participating clients of ITG and MERRILL and has the ability to identify trading opportunities before they enter the market. BLOCKalert scans uncommitted positions on client's OMS. When a crossing opportunity is detected, users of systems are notified that an opportunity exists. If they elect to participate, their order is sent to ITG's POSIT Now ("POSIT Now"), an electronic stock crossing system for execution. The trade will cross in POSIT Now, priced at the midpoint of the National Best Bid or Offer ("NBBO").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2007, are money market instruments and cash totaling $4,138,471 and $80,713, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents are carried at fair value. Liabilities are carried at amounts approximating fair value.

Revenue Recognition and Securities Transactions

Transactions in securities, transaction fee revenues and related expenses are recorded on a trade date basis. The Company's transaction fee revenues are derived from ITG and MERRILL's customers use of BLOCKalert to execute trades. The Company collects a transaction fee from each side of a trade matched by BLOCKalert. Interest and dividends primarily consist of income earned on the Company's cash management activities.

Other Intangibles

Intangible assets contributed to the Company are recorded at the amount agreed on by ITG and MERRILL, in accordance with the Issues Paper, *Joint Venture Accounting* issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, less accumulated amortization. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, other intangibles with definite lives are amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 142 and SFAS No. 144, *Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of.*

An impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value.

Fixed Assets

Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to five years.

Income Taxes

The Company, as a limited liability company, is not subject to federal or New York State income taxes. The Company is subject to the New York City unincorporated business tax. Deferred income taxes arise from expenses not deductible for tax purposes until future years and from net operating loss carryforwards. A full valuation allowance has been provided with respect to the net operating loss carryforward, which will expire in 2028, and with respect to the deferred tax asset for expenses deductible in future years as management estimates it is unlikely to utilize the tax benefits.

Stock-Based Compensation

Effective with formation of the Company, the Company adopted SFAS No. 123R, ''Share-Based Payment''. SFAS No. 123R requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures. The Company would be required to recognize compensation cost evenly over the vesting period and would apply the straight-line attribution method for awards that have graded vesting schedules. The Company awarded an executive with a sign-on award. Under this award, this executive has been awarded equity options of the Company which can be converted into 3% of the Company's restricted shares with a strike price at Company's valuation of $100 million. These equity options are subject to three year vesting period which will be as follows: 33.3% vested on each 12, 24 and 36 month anniversary of the executive's employment start date and will expire on the 10th year anniversary of the employment date. This award also included a put option for the executive to sell any vested equity back to the Company at fair market value with a 90 day notice period.

Recent Accounting Pronouncements

On September 15, 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under FAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under FAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 does not expand the use of fair value in any new circumstances. FAS 157 is effective for statement of financial condition issued for fiscal years beginning after November 15, 2007. The Company does not presently expect the adoption of FAS 157 to have a material impact on the statement of financial condition.

(3) Other Intangibles

In accordance with SFAS No. 142, other intangibles with definite lives continue to be amortized over their useful live and are assessed for impairment when events or changes in circumstances indicate their carry value may not be recoverable, in accordance with SFAS No. 142 and SFAS No. 144. Management of the Company performed an assessment of carrying value of the intangible asset and deemed no impairment.

(4) Accounts Payables and Accrued Expenses

The following is a summary of accounts payables and accrued expenses at December 31, 2007.

Accrued accounting services	$	67,000
Accrued legal fees		50,000
Accrued compensation and benefits		7,750
Other accrued expense		22,399
Total	$	147,149

(5) Employee Benefit

Employee Benefit Plans

All employees of the Company are eligible to participate in the Block Alert 401(k) Savings Plan ("plan"). The plan include all eligible compensation (base salary, bonus, commissions, options and overtime) up to the Internal Revenue Service annual maximum, or $225,000 for the year ended December 31, 2007. The plan features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the plan, a discretionary Company contribution based on the Company's total profits of eligible compensation regardless of participation in the plan, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

(6) Related Party Transactions

Pursuant to a Services Agreement with ITG, certain administrative services, and the use of certain office space in connection with the Company's operations are provided by ITG. These amounts are included in due to affiliates in the accompanying Statement of Financial Condition.

Pursuant to a Joint Venture License, Services and Support Agreement with ITG, the Company paid ITG for support and maintenance for BLOCKalert and access to POSIT Now. These amounts are included in due to affiliates in the accompanying Statement of Financial Condition.

In the normal course of business, ITG may disburse cash on behalf of the Company. This net activity is reflected in due to affiliates on the accompanying Statement of Financial Condition at December 31, 2007.

Pursuant to a Joint Venture Formation Agreement with ITG and MERRILL, the Company receives fees for the use of BLOCKalert. These amounts are included in due from affiliates in the accompanying Statement of Financial Condition.

All employees of the Company are covered by the benefit plans of the ITG.

(7) Commitments and Contingencies

We are periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, we do not believe any of these matters will have a material adverse effect on our financial position.

(8) Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and receivable from broker, dealer and others Cash and cash equivalents is deposited with a high credit quality financial institutions.

(9) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 12 ½ % of aggregate indebtedness.

At December 31, 2007, the Company had net capital of $3,614,249, which was $3,561,404 in excess of required net capital of $52,845. The Company's ratio of aggregate indebtedness to net capital ratio was 0.12 to 1.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 27, 2008
To the Board of Directors of Block Alert LLC:

In planning and performing our audit of the financial statements of Block Alert LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated March 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END